Exhibit 99.1

Report of Voting Results

Medicenna Therapeutics Corp.

In accordance with Section 11.3 of National Instrument 51-102, the following describes the matters voted upon and the outcome of the votes at the annual meeting of shareholders of Medicenna Therapeutics Corp. (the “Corporation”) held virtually on September 21, 2022.

1.	Based on the proxies received and the votes by ballot, each of the nominees for election as directors was elected to hold office until the next annual meeting of shareholders or until such director resigns or a successor is elected or appointed.

Proxies received and votes by ballot at the meeting were as follows:

Nominee	Votes For	% of Votes For	Votes Against	% of Votes Against
Dr. Fahar Merchant	24,859,038	97.878	538,956	2.122
Mr. Albert Beraldo	24,877,225	97.950	520,768	2.050
Ms. Karen Dawes	24,902,175	98.048	495,818	1.952
Dr. John (Jack) Geltosky	24,728,697	97.365	669,296	2.635
Ms. Rosemina Merchant	24,653,185	97.067	744,808	2.933
Dr. Chandrakant Panchal	24,820,996	97.728	576,997	2.272
Dr. John Sampson	24,840,678	97.806	557,315	2.194

2.	Based on the proxies received and the votes by ballot, PricewaterhouseCoopers LLP was appointed as auditor of the Corporation to hold office until the next annual meeting or until its successor is appointed, and the directors were authorized to fix its remuneration. Approximately 99.054% of the proxies received and represented at the meeting were voted in favour of the appointment and approximately 0.946% of the proxies received and represented at the meeting were withheld from voting.

In total, approximately 57.468% of the issued and outstanding shares were represented in person or by proxy at the meeting.

Yours very truly,

/s/ Elizabeth Williams

Elizabeth Williams

Chief Financial Officer